

03054951

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED OCT 30 2003 WASH. D.C. SECTION

SEC FILE NUMBER
8- 32447

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING September 1, 2002 (MM/DD/YY) AND ENDING August 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cedar Hill Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 S. LaSalle Street, Suite 1330
(No. and Street)

Chicago	IL	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joel H. Jastromb (312) 759-3360
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Russell Novak & Company, LLP
(Name – *if individual, state last, first, middle name*)

225 W. Illinois St., Suite 300	Chicago	IL	60610
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joel H. Jastromb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cedar Hill Financial Services, Inc., as of August 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Official Seal
Joanne Vukas
Notary Public State of Illinois
My Commission Expires 02/21/07

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) XXXXXXXXXXXXXXXXXXXXXXX Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CEDAR HILL FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS AND SCHEDULES

AUGUST 31, 2003

Russell Novak & Company, LLP

Russell Novak & Company, LLP
Certified Public Accountants • Business Consultants



INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Cedar Hill Financial Services, Inc.

We have audited the statement of financial condition of Cedar Hill Financial Services, Inc. (a wholly-owned subsidiary of Toguise, Ltd.) as of August 31, 2003, and the related statements of income, changes in liabilities subordinated to claims of creditors, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cedar Hill Financial Services, Inc. as of August 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules on pages 13-16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Russell Novak & Company, LLP

October 3, 2003
Chicago, Illinois

225 West Illinois Street • Suite 300 • Chicago, Illinois 60610
312.222.1400 • fax 312.222.1377

CEDAR HILL FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
AUGUST 31, 2003

ASSETS

ASSETS	
Cash	$ 186,302
Receivable from brokers or dealers	8,093
Furniture and equipment, net of accumulated depreciation of $92,700	3,058
Total Assets	$ 197,453

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accrued expenses and accounts payable	$ 6,189
Due to parent	3,420
Total Liabilities	9,609
STOCKHOLDER'S EQUITY	
Common stock - $1 par value; 1,000 shares authorized; 115 shares issued and outstanding	115
Additional paid in capital	12,377
Retained earnings	181,218
	193,710
Less: Treasury stock	5,866
Total Stockholder's Equity	187,844
Total Liabilities and Stockholder's Equity	$ 197,453

(See Accompanying Notes)

CEDAR HILL FINANCIAL SERVICES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED AUGUST 31, 2003

REVENUE	
Commissions	$ 279,681
EXPENSES	
Officer's salary	69,213
Commissions to employees	17,919
Commissions to clearing house	137,948
Payroll taxes	3,865
Professional fees	6,885
Contributions to retirement account	2,500
Regulatory fees and dues	3,662
Insurance	22,004
Depreciation	3,604
Other	3,235
Total Expenses	270,835
NET INCOME BEFORE INCOME TAXES	8,846
PROVISION FOR INCOME TAXES	3,420
NET INCOME	$ 5,426

(See Accompanying Notes)

CEDAR HILL FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED AUGUST 31, 2003

BALANCE - SEPTEMBER 01, 2002	$ -
ADDITIONS (DEDUCTIONS)	-
BALANCE - AUGUST 31, 2003	$ -

(See Accompanying Notes)

CEDAR HILL FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED AUGUST 31, 2003

	Common Stock	Additional Paid in Capital	Retained Earnings	Treasury Stock
BALANCE - SEPTEMBER 01, 2002	$ 115	$ 12,377	$ 221,718	$(5,866)
Net income for the year ended August 31, 2003	-	-	5,426	-
Dividend distributions	-	-	(45,926)	-
BALANCE - AUGUST 31, 2003	$ 115	$ 12,377	$ 181,218	$(5,866)

(See Accompanying Notes)

CEDAR HILL FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED AUGUST 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 5,426
Adjustments to reconcile net income to net cash provided by operations:	
Depreciation	3,604
(Increase) decrease in assets:	
Accounts and miscellaneous receivables	21,263
Increase (decrease) in liabilities:	
Accrued expenses and accounts payable	(14,247)
Due to parent	(7,275)
Net Cash Provided by Operating Activities	8,771
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of fixed assets	(1,604)
CASH FLOWS FROM FINANCING ACTIVITIES	
Stockholder distributions	(45,926)
NET DECREASE IN CASH	(38,759)
CASH - BEGINNING OF YEAR	225,061
CASH - END OF YEAR	$ 186,302
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Cash paid for income taxes	$ -
Cash paid for interest	$ -

(See Accompanying Notes)

Note 1 - Organization

The Company was incorporated in the State of Illinois on August 9, 1984. Registration as a broker-dealer with the Securities and Exchange Commission became effective October 4, 1984. Effective June 2001, Cedar Hill Financial Services, Inc., became a wholly-owned subsidiary of Toguise, Ltd.

Note 2 - Significant Accounting Policies

The Company uses the accrual method of accounting. Customer transactions are cleared on a fully-disclosed basis through another broker-dealer.

The Company files a consolidated tax return with its parent company, on a cash basis. Although the Company is a subsidiary and does not file a separate tax return, current income tax expense is provided based on the taxable income generated by the Company, computed at the highest corporate tax rate. Deferred income taxes are provided for the difference between the cash and the accrual method of accounting, if material.

The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. Furthermore, the Company maintains its cash in accounts at various financial institutions. The balances, at times, may exceed federally insured amounts. Management periodically reviews the financial stability of these institutions.

Fixed assets are stated at cost. Depreciation is provided using the Modified Accelerated Cost Recovery System (MACRS).

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of the Securities Exchange Act of 1934, the company is required to maintain a minimum net capital, as defined under such provisions. Net capital may fluctuate on a daily basis. At August 31, 2003, the company had net capital and net capital requirements of $184,786 and $100,000, respectively. The net capital rules may effectively restrict the payment of cash dividends.

Note 4 - Treasury Stock

On November 17, 1986, the company purchased 15 shares of Treasury stock which is accounted for under the cost method.

Note 5 - Salary Reduction Plan

The company has established a Section 401(k) salary reduction plan under which the company can elect to match part of the employees' contributions. Currently, the company matches part of the employee's contribution at 50 cents per dollar not to exceed 4% of the employees' gross earnings for that year. The plan expense for the year ended August 31, 2003 was $2,500.

Note 6 - Pervasiveness of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 7 - Income Taxes

The income tax provision reflected in the statement of income consists of the following components for the year ended August 31, 2003:

Current income tax expense	
Federal tax expense	$ 2,850
State tax expense	570
Total Tax Expense	$ 3,420

The liability related to the above income tax expense is presented on the balance sheet as amounts due to parent, as all tax payments for the consolidated group are made by the parent company, Toguise, Ltd.

Note 8 - Related Party Transactions

The Company shares office space with a related party, Cedar Hill Associates. All rent and associated occupancy costs are paid entirely by this related party on behalf of the Company. Also, all employee salaries, including officer's salary, are paid by Cedar Hill Associates. The Company reimburses Cedar Hill Associates for it's allocable share of payroll and payroll tax expense.

Russell Novak & Company, LLP
Certified Public Accountants • Business Consultants



To the Board of Directors
Cedar Hill Financial Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Cedar Hill Financial Services, Inc. (the Company), for the year ended August 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

225 West Illinois Street • Suite 300 • Chicago, Illinois 60610
312.222.1400 • fax 312.222.1377



Our consideration of internal control would not necessarily disclose all matters relating to internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at August 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Russell Novak & Company, LLP

Russell Novak & Company, LLP
October 3, 2003

BROKER OR DEALER: Cedar Hill Financial Services, Inc. **as of:** August 31, 2003

COMPUTATION OF NET CAPITAL

Item	Amount	Code	Amount	Code
1. Total ownership equity from Statement of Financial Condition			$ 187,844	3480
2. Deduct ownership equity not allowable for net capital			0	3490
3. Total ownership equity qualified for Net capital			187,844	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation in net capital			0	3520
B. Other (deductions) or allowable credits (List)			0	3525
5. Total capital and allowable subordinated liabilities			187,844	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition [Notes B and C]	$ 3,058	3540		
B. Secured demand note deficiency	0	3590		
C. Commodity futures contracts and spot commodities proprietary capital charges	0	3600		
D. Other deductions and/or charges	0	3610	(3,058)	3620
7. Other additions and/or allowable credits (List)			0	3630
8. Net Capital before haircuts on securities positions			184,786	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f):				
A. Contractual securities commitments	$ 0	3660		
B. Subordinated securities borrowings	0	3670		
C. Trading and investment securities:				
1. Exempted securities	0	3735		
2. Debt securities	0	3733		
3. Options	0	3730		
4. Other securities	0	3734		
D. Undue concentration	0	3650		
E. Other (list)	0	3736	0	3740
10. Net Capital			$ 184,786	3750

BROKER OR DEALER: Cedar Hill Financial Services, Inc. **as of:** August 31, 2003

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)			$ 641	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 100,000	3758
13. Net capital requirement (greater of line 11 or 12)			$ 100,000	3760
14. Excess net capital (line 10 less 13)			$ 84,786	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)			$ 183,825	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 9,609	3790
17. Add:				
A. Drafts for immediate credit	$ 0	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$ 0	3810		
C. Other unrecorded amounts (List)	$ 0	3820	$ 0	3830
19. Total aggregate indebtedness			$ 9,609	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			% 5.20	3850
21. Percentage of debt to debt-equity total computed in accordance with rule 15c3-1 (d)			% 0.00	3860

COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ 0	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 0	3880
24. Net capital requirement (greater of line 22 or 23)	$ 0	3760
25. Excess net capital (line 10 less line 24)	$ 0	3910
26. Net capital in excess of the greater of:		
A. 5% of combined aggregate debit items or 120% of minimum Net Capital Requirement	$ 0	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

CEDAR HILL FINANCIAL SERVICES, INC.
RECONCILIATION OF UNAUDITED NET CAPITAL COMPUTATION
TO AUDITED NET CAPITAL AND UNAUDITED AGGREGATE
INDEBTEDNESS TO AUDITED AGGREGATE INDEBTEDNESS
AUGUST 31, 2003

NET CAPITAL PER UNAUDITED COMPUTATION	$ 188,206
Adjustment for additional accrual	(3,420)
NET CAPITAL PER AUDITED COMPUTATION	$ 184,786

AGGREGATE INDEBTEDNESS PER UNAUDITED COMPUTATION	6,189
Adjustment for additional accrual	3,420
AGGREGATE INDEBTEDNESS PER AUDITED COMPUTATION	$ 9,609

BROKER OR DEALER: Cedar Hill Financial Services, Inc. **as of:** August 31, 2003

Exemptive Provision Under Rule 15c3-3

25. Identify below the section upon which an exemption from Rule 15c3-3 is claimed:

A. (k) (1) - $2,500 capital category as per Rule 15c3-1		0	4550
B. (k) (2)(A) - "Special Account for the exclusive Benefit of customers" maintained		0	4560
C. (k) (2) (B) - All customer transactions cleared through another broker-dealer on a fully disclosed basis Name of clearing firm MESIROW FINANCIAL, INC.	4335	(1)	4570
D. (k) (3) - Exempted by order of the Commission		0	4580

Ownership Equity and Subordinate Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
			4699*		

*To agree with the total on Recap (Item No. 4880)

Instructions: Detail listing must include the total of items maturing during the six month period following the report data, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv), which could be required by the lender on demand or in less than six months

WITHDRAWAL CODE: DESCRIPTIONS

1. Equity Capital
2. Subordinated Liabilities
3. Accruals
4. 15c3-1(c)(2)(iv) Liabilities